Report of Independent Registered Public Accounting Firm

The Board of Trustees of
BNY Mellon Investment Funds III:

We have examined managements assertion, included in the accompanying Management Statement Regarding Compliance
With Certain Provisions of the Investment Company Act of
1940, that BNY Mellon Equity Income Fund (the May 31st Fund), BNY Mellon Global Equity Income Fund and BNY Mellon International Bond Fund (collectively, the October 31st Funds) and BNY Mellon High Yield Fund (the December 31st Fund) (collectively with the May 31st Fund and October 31st Funds, the Funds), each a series of BNY Mellon Investment Funds III complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (the Act) as of July 31, 2020. Management is responsible for the Funds compliance with those requirements of subsections (b) and (c) of Rule 17f-2 of the Act (the specified requirements). Our responsibility is to express an opinion on managements assertion about the Funds compliance with the specified requirements based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the examination to obtain reasonable assurance about whether managements assertion about compliance with the specified requirements is fairly stated, in all material respects. An examination involves performing procedures to obtain evidence about whether managements assertion is fairly stated
in all materials respects. The nature, timing, and extent of the procedures selected depend on our judgement, including an assessment of the risks of material misstatement of managements assertion, whether due to fraud or error. We
believe that the evidence we obtained is sufficient and appropriate to provide a reasonable basis for our opinion. Included among our procedures were the following tests performed as of July 31, 2020, and with respect to agreement of security purchases and sales, for the period from November 30, 2019 (the date of the October 31st Funds last examination)
through July 31, 2020, for the period from December 31, 2019
(the date of the December 31st Funds last examination) through July 31, 2020, and for the period from May 31, 2020 (the date of the May 31st Funds last examination) through July 31, 2020:
1.	Confirmation with the Custodian of all securities held,
hypothecated, pledged or placed in escrow or out for transfer with brokers or pledgees, if any;
2.	Obtained the Custodian reconciliation of security
positions held by institutions in book entry form (e.g., the Federal Reserve Bank, The Depository Trust Company and various sub-custodians) to Custodian records and verified that reconciling items were cleared in a timely manner;

3.	Reconciliation of the Funds securities per the books and
records of the Funds to those of the Custodian;
4.	Agreement of pending purchase and sale activity for the
Funds as of July 31, 2020, if any, to documentation of corresponding subsequent bank statements;

5.	Agreement of five security purchases and five security
since the date of the last examination, from the books and records of the Funds to corresponding bank statements;

6.	Review of the BNY Mellon Asset Servicing Custody and
Securities Lending Services Service Organization Control Report (SOC 1 Report) for the period July 1, 2019 to June 30, 2020 and noted no relevant findings were reported in the areas of Asset Custody and Trade Settlement.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds compliance with specified requirements.
In our opinion, managements assertion that the Funds complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of July 31, 2020, with respect to securities reflected in the investment accounts of the Funds are fairly stated, in all material respects.
This report is intended solely for the information and use of management and The Board of Trustees of BNY Mellon
Investment Funds III, and the Securities and Exchange
Commission and is not intended to be and should not be used
by anyone other than these specified parties.
/s/ KPMG LLP
New York, New York
December 23, 2020
December 23, 2020
Management Statement Regarding Compliance With
Certain Provisions of the Investment Company Act of 1940

We, as members of management of BNY Mellon Equity Income
Fund (the May 31st Fund), BNY Mellon Global Equity Income
Fund and BNY Mellon International Bond Fund (collectively, the October 31st Funds) and BNY Mellon High Yield Fund (the December 31st Fund) (collectively with the May 31st Fund and October 31st Funds, the Funds), each a series of BNY Mellon Investment Funds III are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment
Companies of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of July 31, 2020, as well as for the period from December 31, 2019 (the date of the December 31st Funds last examination) through July 31, 2020, period from November 30, 2019 (the date of the October 31st Funds last examination) through July 31, 2020, and for the period from May 31, 2020 (the date of the May 31st
Funds last examination) through July 31, 2020.

Based on the evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of July 31, 2020, as well as for the period from November 30, 2019 (the date of the October 31st Funds last examination) through July
31, 2020, for the period from December 31, 2019 (the date of the December 31st Funds last examination) through July 31,
2020, and for the period from May 31, 2020 (the date of the May 31st Funds last examination) through July 31, 2020 with respect to securities reflected in the investment accounts of the Funds.

BNY Mellon Investment Funds III


Jim Windels
Treasurer